Exhibit 99.1

Cellebrite Announces Second-Quarter 2023 Results

Revenues of $76.7 million, 23% year-over-year increase primarily due to

35% growth in subscription revenue;

ARR of $273.7 million, up 28% year-over-year;

Adjusted EBITDA of $11.1 million, 14.5% Adjusted EBITDA margin;

Company increases 2023 outlook for revenue, ARR and adjusted EBITDA

TYSONS CORNER, VA and PETAH TIKVA, ISRAEL, August 8, 2023 – Cellebrite (NASDAQ: CLBT), a global leader in Digital Intelligence (“DI”) solutions for the public and private sectors, today announced financial results for the three and six months ending June 30, 2023.

“We delivered an excellent second-quarter performance on all fronts,” said Yossi Carmil, Cellebrite’s CEO. “Overall, our market is healthy, our customer relationships remain strong, and our investment in powerful, customer-driven innovation and go-to-market activities enabled us to continue winning. Our second-quarter 2023 revenue growth demonstrates our ongoing success in expanding the scope of our relationships within the digital forensics units of our existing customers and our progress in extending our reach into their investigative units. The combination of strong revenue growth and disciplined spending enabled us to exceed our Adjusted EBITDA and cash generation targets entering the second quarter. Our increased outlook for 2023 reflect our solid momentum in a healthy market.”

Second Quarter 2023 Financial Highlights

●	Revenue of $76.7 million, up 23% year-over-year

●	Subscription revenue was $67.2 million, up 35% year-over-year

●	Annual Recurring Revenue (ARR) of $273.7 million, up 28% year-over-year

●	Recurring revenue dollar-based net retention rate of 125%

●	GAAP gross profit and gross margin of $63.7 million and 83.0%, respectively; Non-GAAP gross profit and gross profit margin of $64.1 million and 83.6%, respectively

●	GAAP net loss of $(32.3) million; Non-GAAP net income of $10.7 million

●	GAAP Diluted loss per share of $(0.17); Non-GAAP Diluted EPS of $0.05

●	Adjusted EBITDA and Adjusted EBITDA margin of $11.1 million and 14.5%, respectively

Second Quarter 2023 and Recent Digital Intelligence Highlights

●	In a separate announcement today, the Company appointed Thomas E. Hogan, a proven technology leader with a remarkable track record of success, as Executive Chairman of the Board of Directors.

●	Cellebrite closed 25 large deals in the second quarter, each valued at $500,000 or more. Notable second-quarter 2023 deals included:

o	A large North American federal law enforcement agency expanded its Premium footprint along with an initial Pathfinder engagement to accelerate time to resolution on critical cases. Cellebrite’s DI solutions are expected to help the customer centralize its critical digital forensic capabilities at scale and supercharge its investigative capabilities. As a result, Cellebrite’s ARR at this account is expected to triple to nearly $5 million.

o	Cellebrite won a new logo in the Asia-Pacific region in the second quarter when a regional correctional services agency began deploying UFED, Premium as a Service and Pathfinder. This deal is part of the customer’s initiative to build its own in-house digital forensic unit to increase its investigative capabilities rather than outsource these activities to other agencies. This agreement is anticipated to deliver nearly $250,000 in ARR, which is considerably larger than the average new logo win.

o	In two separate second-quarter deals, law enforcement agencies serving mid-sized U.S. cities selected Guardian to transform their evidence management workflows, enabling them to efficiently track sensitive digital evidence as they advance investigations. These deals illustrate Cellebrite’s success in extending its reach into new buying centers by leveraging its strength in digital forensic units. In one of the deals, the combined purchase of Guardian and Premium as a Service is expected to increase the Company’s ARR at this police department by a factor of 10 to over $200,000. In the other deal, ARR from the city’s DA office will more than double to $330,000.

o	In the private sector, Cellebrite’s intensified sales focus on larger, more strategic accounts is yielding tangible results. During the second quarter, a U.S. service provider expanded its use of Cellebrite’s Endpoint Inspector for remote digital data collection from mobile phones, computers and cloud applications as part of its growing forensics practice that supports its corporate clients’ legal, regulatory and compliance activities. As a result, this service provider’s ARR is anticipated to nearly double into the low six-figure range.

●	On June 5, 2023, Cellebrite announced UFED Ultra, the Company’s revolutionary, next-generation Collect & Review solution that expands and accelerates data access, extraction, decoding, and review capabilities for law enforcement agencies around the world to deliver court-ready digital evidence.

●	On July 31, 2023, the Company announced new capabilities for Guardian, Cellebrite’s SaaS-based evidence and workflow management solution for law enforcement agencies of all sizes.

●	Yesterday, Cellebrite announced that the Company won five categories at the 2023 Forensic Focus 4:Cast Awards including DFIR Commercial Tool of the Year and DFIR Team of the Year.

●	On May 22, 2023, Cellebrite announced that four federal forces in a Latin American country expanded their use of Cellebrite’s DI solutions, increasing their annual spending with Cellebrite more than ten-fold. The deal includes wider deployment of Cellebrite’s Collect and Review solutions, adoption of Pathfinder investigative analytics and utilization of cryptocurrency data and insights.

●	On May 16, 2023, the Company announced that it had partnered with The Exodus Road, an international nonprofit organization disrupting human trafficking, to provide DI technology to the National Bureau of Investigations (NBI) Anti-Human Trafficking Division in the Philippines, ensuring access to cutting-edge solutions in order to accelerate justice in cases of exploitation.

Supplemental financial information can be found on the Investor Relations section of our website at https://investors.cellebrite.com/financial-information/quarterly-results.

Financial Outlook

“Based on our results to date and the anticipated trajectory of our business for the second half of this year, we have raised our 2023 targets for revenue, ARR and adjusted EBITDA,” said Dana Gerner, Chief Financial Officer of Cellebrite. “As we deliver accelerated 2023 revenue growth and improved profitability over 2022 levels, we remain committed to continue funding important investments to help us innovate, build stronger customer relationships and further scale our organization. We move forward with a strong financial foundation that we expect will be further fortified with solid cash inflows from operations over the coming quarters.”

The Company’s updated 2023 expectations are as follows:

	Original Expectations	Updated Expectations
	(first issued on February 15,2023)	(as of August 8, 2023)
2023 Revenue	$305 million - $315 million	$310 million - $320 million
Growth over 2022	13% - 16%	15% - 18%
December 2023 ARR	$300 million - $310 million	$303 million - $313 million
Growth over 2022	21% - 25%	22% - 26%
2023 Adjusted EBITDA	$35 million - $40 million	$39 million - $44 million
2023 Adjusted EBITDA margin	11% - 13%	13% - 14%

Conference Call Information

Cellebrite will host a live conference call and webcast later this morning to review the Company’s financial results for the second quarter of 2023 and discuss its full-year 2023 outlook. Pertinent details include:

Date:	Tuesday, August 8, 2023
Time:	8:30 a.m. ET
Call-In Number:	203-518-9848
Conference ID:	CLBTQ223
Event URL:	https://investors.cellebrite.com/events/event-details/cellebrite-q2-23-earnings
Webcast URL:	https://edge.media-server.com/mmc/p/f896bks4

In conjunction with the conference call and webcast, historical financial tables and supplemental data will be available on the quarterly results section of Company’s investor relations website at https://investors.cellebrite.com/financial-information/quarterly-results. A transcript of the call will be added to this page along with access to the replay of the call later in the day.

Non-GAAP Financial Information and Key Performance Indicators

This press release includes non-GAAP financial measures. Cellebrite believes that the use of non-GAAP cost of revenue, non-GAAP gross profit, non-GAAP operating expenses, non-GAAP operating income, non-GAAP net income, non-GAAP EPS and Adjusted EBITDA is helpful to investors. These measures, which the Company refers to as our non-GAAP financial measures, are not prepared in accordance with GAAP.

The Company believes that the non-GAAP financial measures provide a more meaningful comparison of its operational performance from period to period, and offer investors and management greater visibility to the underlying performance of its business. Mainly:

●	Share-based compensation expenses utilize varying available valuation methodologies, subjective assumptions and a variety of equity instruments that can impact a company’s non-cash expenses;

●	Acquired intangible assets are valued at the time of acquisition and are amortized over an estimated useful life after the acquisition, and acquisition-related expenses are unrelated to current operations and neither are comparable to the prior period nor predictive of future results;

●	To the extent that the above adjustments have an effect on tax (income) expense, such an effect is excluded in the non-GAAP adjustment to net income;

●	Tax expense, depreciation and amortization expense vary for many reasons that are often unrelated to our underlying performance and make period-to-period comparisons more challenging; and

●	Financial instruments are remeasured according to GAAP and vary for many reasons that are often unrelated to the Company’s current operations and affect financial income.

Each of our non-GAAP financial measures is an important tool for financial and operational decision making and for evaluating our own operating results over different periods of time. The non-GAAP financial measures do not represent our financial performance under U.S. GAAP and should not be considered as alternatives to operating income or net income or any other performance measures derived in accordance with GAAP. Non-GAAP measures should not be considered in isolated from, or as an alternative to, financial measures determined in accordance with GAAP. Non-GAAP financial measures may not provide information that is directly comparable to that provided by other companies in our industry, as other companies in our industry may calculate non-GAAP financial results differently, particularly related to non-recurring, unusual items. In addition, there are limitations in using non-GAAP financial measures because the non-GAAP financial measures are not prepared in accordance with GAAP, and exclude expenses that may have a material impact on our reported financial results. Further, share-based compensation expense has been, and will continue to be for the foreseeable future, significant recurring expenses in our business and an important part of the compensation provided to our employees. In addition, the amortization of intangible assets is expected recurring expense over the estimated useful life of the underlying intangible asset and acquisition-related expenses will be incurred to the extent acquisitions are made in the future. Furthermore, foreign exchange rates may fluctuate from one period to another, and the Company does not estimate movements in foreign currencies.

A reconciliation of each of these non-GAAP financial measures to their most comparable GAAP measure is set forth in a table included at the end of this press release, which is also available on our website at https://investors.cellebrite.com.

With regard to forward-looking non-GAAP guidance, we are not able to reconcile the forward-looking Adjusted EBITDA measure to the closest corresponding GAAP measure without unreasonable efforts because we are unable to predict the ultimate outcome of certain significant items including, but not limited to, fair value movements, share-based payments for future awards, tax expense, depreciation and amortization expense, and certain financing and tax items.

Key Performance Indicators

This press release also includes key performance indicators, including annual recurring revenue and dollar-based retention rate.

Annual recurring revenue (“ARR”) is defined as the annualized value of active term-based subscription license contracts and maintenance contracts related to perpetual licenses in effect at the end of that period. Subscription license contracts and maintenance contracts for perpetual licenses are annualized by multiplying the revenue of the last month of the period by 12. The annualized value of contracts is a legal and contractual determination made by assessing the contractual terms with our customers. The annualized value of maintenance contracts is not determined by reference to historical revenue, deferred revenue or any other GAAP financial measure over any period. ARR is not a forecast of future revenues, which can be impacted by contract start and end dates and renewal rates.

Dollar-based net retention rate (“NRR”) is calculated by dividing customer recurring revenue by base revenue. We define base revenue as recurring revenue we recognized from all customers with a valid license at the last quarter of the previous year period, during the four quarters ended one year prior to the date of measurement. We define our customer revenue as the recurring revenue we recognized during the four quarters ended on the date of measurement from the same customer base included in our measure of base revenue, including recurring revenue resulting from additional sales to those customers.

About Cellebrite

Cellebrite’s (NASDAQ: CLBT) mission is to enable its customers to protect and save lives, accelerate justice, and preserve privacy in communities around the world. We are a global leader in Digital Intelligence solutions for the public and private sectors, empowering organizations in mastering the complexities of legally sanctioned digital investigations by streamlining intelligence processes. Trusted by thousands of leading agencies and companies worldwide, Cellebrite’s Digital Intelligence platform and solutions transform how customers collect, review, analyze and manage data in legally sanctioned investigations. To learn more, visit us at www.cellebrite.com and https://investors.cellebrite.com.

Note: References to our website and the websites of third parties mentioned in this press release are inactive textual references only, and information contained therein or connected thereto is not incorporated into this press release.

Caution Regarding Forward-Looking Statements

This document includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “will,” “appear,” “approximate,” “foresee,” “might,” “possible,” “potential,” “believe,” “could,” “predict,” “should,” “could,” “continue,” “expect,” “estimate,” “may,” “plan,” “outlook,” “future” and “project” and other similar expressions that predict, project or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements, include but are not limited to, the following: estimated financial information for fiscal year 2023, including certain statements supporting our 2023 outlook such as our solid momentum in a healthy market; the anticipated trajectory of our business for the second half of 2023; our plans to deliver accelerated 2023 revenue growth and improved profitability over 2022 levels while remaining committed to continue funding important investments to help us innovate, build stronger customer relationships and further scale our organization; and the expectation for solid cash inflows from operations over the coming quarters. Such forward-looking statements, including those with respect to 2023 revenue and annual recurring revenue, profitability and earnings as well as commentary associated with future performance, strategies, prospects, and other aspects of Cellebrite’s business, are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to: Cellebrite’s ability to keep pace with technological advances and evolving industry standards; Cellebrite’s material dependence on the purchase, acceptance and use of its solutions by law enforcement and government agencies; real or perceived errors, failures, defects or bugs in Cellebrite’s DI solutions; Cellebrite’s failure to maintain the productivity of sales and marketing personnel, including relating to hiring, integrating and retaining personnel; intense competition in all of Cellebrite’s markets; the inadvertent or deliberate misuse of Cellebrite’s solutions; failure to manage its growth effectively; Cellebrite’s ability to introduce new solutions and add-ons; its dependency on its customers renewing their subscriptions; the low volume of business Cellebrite conducts via e-commerce; risks associated with the use of artificial intelligence; the risk of requiring additional capital to support the growth of its business; risks associated with higher costs or unavailability of materials used to create its hardware product components; fluctuations in foreign currency exchange rates; lengthy sales cycle for some of Cellebrite’s solutions; near term declines in new or renewed agreements; risks associated with inability to retain qualified personnel and senior management; the security of Cellebrite’s operations and the integrity of its software solutions; risks associated with the negative publicity related to Cellebrite’s business and use of its products; risks related to Cellebrite’s intellectual property; risks associated with the regulatory constraints to which Cellebrite is subject; risks associated with different corporate governance requirements applicable to Israeli companies and risks associated with being a foreign private issuer and an emerging growth company; market volatility in the price of Cellebrite’s shares; changing tax laws and regulations; risks associated with joint, ventures, partnerships and strategic initiatives; risks associated with Cellebrite’s significant international operations; risks associated with Cellebrite’s failure to comply with anti-corruption, trade compliance, anti-money-laundering and economic sanctions laws and regulations; risks relating to the adequacy of Cellebrite’s existing systems, processes, policies, procedures, internal controls and personnel for Cellebrite’s current and future operations and reporting needs; and other factors, risks and uncertainties set forth in the section titled “Risk Factors” in Cellebrite’s annual report on Form 20-F filed with the SEC on April 27, 2023 and in other documents filed by Cellebrite with the U.S. Securities and Exchange Commission (“SEC”), which are available free of charge at www.sec.gov. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, in this communication or elsewhere. Cellebrite undertakes no obligation to update its forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Contacts:

Investors Relations
Andrew Kramer

Vice President, Investor Relations

investors@cellebrite.com

+1 973.206.7760

Media
Victor Cooper

Sr. Director of Corporate Communications + Content Operations

Victor.cooper@cellebrite.com

+1 404.804.5910

Cellebrite DI Ltd.

Second Quarter 2023 Results Summary

(U.S Dollars in thousands)

	For the three months ended		For the six months ended
	June 30,		June 30,
	2023	2022	2023	2022
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenue	76,684	62,573	147,918	124,958
Gross profit	63,653	49,475	122,481	100,877
Gross margin	83.0%	79.1%	82.8%	80.7%
Operating income (loss)	4,623	(5,599)	4,759	(7,545)
Operating margin	6.0%	(8.9)%	3.2%	(6.0)%
Net (loss) income	(32,348)	33,197	(72,953)	88,635
Cash flow from operating activities	16,576	(4,073)	29,052	(14,610)

Non-GAAP Financial Data:
Operating income (loss)	9,395	(936)	15,048	1,698
Operating margin	12.3%	(1.5)%	10.2%	1.4%
Net income (loss)	10,715	(25)	17,614	1,395
Adjusted EBITDA	11,124	657	18,428	4,739
Adjusted EBITDA margin	14.5%	1.0%	12.5%	3.8%

Cellebrite DI Ltd.

Condensed Consolidated Balance Sheets

(U.S. Dollars in thousands)

	June 30,	December 31,
	2023	2022
	(Unaudited)	(Audited)
Assets
Current assets
Cash and cash equivalents	$110,502	$87,645
Short-term deposits	69,151	51,335
Marketable securities	57,605	44,643
Trade receivables (net of allowance for doubtful accounts of $840 and $1,904 as of June 30, 2023 and December 31, 2022, respectively)	61,194	78,761
Prepaid expenses and other current assets	22,185	17,085
Contract acquisition costs	5,946	6,286
Inventories	10,822	10,176
Total current assets	337,405	295,931

Non-current assets
Other non-current assets	2,792	1,731
Marketable securities	7,297	22,125
Deferred tax assets, net	11,997	12,511
Property and equipment, net	15,810	17,259
Intangible assets, net	9,618	11,254
Goodwill	26,829	26,829
Operating lease right-of-use assets, net	14,145	15,653
Total non-current assets	88,488	107,362

Total assets	$425,893	$403,293

Liabilities and shareholders’ equity

Current Liabilities
Trade payables	$4,991	$4,612
Other accounts payable and accrued expenses	35,618	45,453
Deferred revenues	158,942	152,709
Operating lease liabilities	4,955	5,003
Total current liabilities	204,506	207,777

Long-term liabilities
Other long-term liabilities	5,047	5,394
Deferred revenues	47,469	42,173
Restricted Sponsor Shares liability	37,625	17,532
Price Adjustment Shares liability	62,781	26,184
Warrant liability	42,278	20,015
Operating lease liabilities	8,631	10,353
Total long-term liabilities	203,831	121,651

Total liabilities	$408,337	$329,428

Shareholders’ equity
Share capital	*-	*)
Additional paid-in capital	(108,166)	(125,624)
Treasury share, NIS 0.00001 par value; 41,776 ordinary shares	(85)	(85)
Accumulated other comprehensive (loss) income	(483)	331
Retained earnings	126,290	199,243
Total shareholders’ equity	17,556	73,865

Total liabilities and shareholders’ equity	$425,893	$403,293

*) Less than 1 USD

Cellebrite DI Ltd.

Condensed Consolidated Statements of (Loss) Income

(U.S Dollars in thousands, except share and per share data)

	For the three months ended		For the six months ended
	June 30,		June 30,
	2023	2022	2023	2022
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenue:
Subscription services	$50,512	$36,446	$97,879	$70,387
Term-license	16,694	13,395	30,609	27,653
Total subscription	67,206	49,841	128,488	98,040
Other non-recurring	1,972	4,200	4,890	10,300
Professional services	7,506	8,532	14,540	16,618
Total revenue	76,684	62,573	147,918	124,958

Cost of revenue:
Subscription services	4,946	4,576	9,438	8,112
Term-license	—	178	2	368
Total subscription	4,946	4,754	9,440	8,480
Other non-recurring	2,926	3,256	5,907	5,498
Professional services	5,159	5,088	10,090	10,103
Total cost of revenue	13,031	13,098	25,437	24,081

Gross profit	$63,653	$49,475	$122,481	$100,877

Operating expenses:
Research and development	21,053	19,675	42,184	39,251
Sales and marketing	26,745	24,892	54,346	48,151
General and administrative	11,232	10,507	21,192	21,020
Total operating expenses	$59,030	$55,074	$117,722	$108,422

Operating income (loss)	$4,623	$(5,599)	$4,759	$(7,545)
Financial (expense) income, net	(36,051)	38,466	(74,826)	94,866
(Loss) Income before tax	(31,428)	32,867	(70,067)	87,321
Tax expense (income)	920	(330)	2,886	(1,314)
Net (loss) income	$(32,348)	$33,197	$(72,953)	$88,635

(Loss) earnings per share
Basic	$(0.17)	$0.18	$(0.37)	$0.47
Diluted	$(0.17)	$0.17	$(0.37)	$0.44

Weighted average shares outstanding
Basic	188,130,294	181,907,435	187,239,136	181,217,005
Diluted	199,704,722	192,133,157	199,820,166	194,355,966

Other comprehensive (loss) income:
Unrealized income (loss) on hedging transactions	70	(1,757)	26	(2,907)
Unrealized (loss) income on marketable securities	(51)	(237)	126	(286)
Currency translation adjustments	(368)	410	(966)	812
Total other comprehensive loss, net of tax	(349)	(1,584)	(814)	(2,381)
Total other comprehensive (loss) income	$(32,697)	$31,613	$(73,767)	$86,254

Cellebrite DI Ltd.

Condensed Consolidated Statements of Cash Flow

(U.S Dollars in thousands, except share and per share data)

	For the three months ended		For the six months ended
	June 30,		June 30,
	2023	2022	2023	2022
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash flow from operating activities:

Net (loss) income	$(32,348)	$33,197	$(72,953)	$88,635
Adjustments to reconcile net income to net cash provided by operating activities:
Share based compensation and RSUs	4,600	3,605	9,057	6,463
Amortization of premium, discount and accrued interest on marketable securities	(290)	(55)	(461)	(38)
Depreciation and amortization	2,569	2,257	5,016	4,369
Interest income from short term deposits	(1,713)	(137)	(2,397)	(199)
Deferred income taxes	(98)	(918)	462	(1,842)
Remeasurement of warrant liability	12,454	(13,938)	22,263	(31,021)
Remeasurement of Restricted Sponsor Shares	9,051	(8,606)	20,093	(22,112)
Remeasurement of Price Adjustment Shares liabilities	16,655	(15,847)	36,597	(41,606)
Decrease (increase) in trade receivables	8,490	(7,765)	18,117	(750)
Increase in deferred revenue	87	7,858	10,555	1,942
(Increase) decrease in other non-current assets	(135)	166	(1,062)	133
(Increase) decrease in in prepaid expenses and other current assets	(1,987)	180	(5,624)	930
Changes in operating lease assets	1,333	—	2,700	—
Changes in operating lease liability	(1,400)	—	(2,962)	—
Decrease (Increase) in inventories	583	(274)	(642)	(1,621)
Increase (decrease) in trade payables	117	(5,421)	381	(5,773)
(Decrease) increase in other accounts payable and accrued expenses	(862)	1,922	(9,741)	(9,163)
Decrease in other long-term liabilities	(530)	(297)	(347)	(2,957)
Net cash provided by (used in) operating activities	16,576	(4,073)	29,052	(14,610)

Cash flows from investing activities:

Purchases of property and equipment	(825)	(1,571)	(1,889)	(3,876)
Investment in marketable securities	(10,653)	(31,409)	(27,005)	(60,685)
Proceeds from maturity of marketable securities	13,434	5,172	29,507	5,172
Investment in short term deposits	(38,000)	(18,000)	(54,000)	(25,000)
Redemption of short-term deposits	25,302	17,216	38,581	42,397
Net cash used in investing activities	(10,742)	(28,592)	(14,806)	(41,992)

Cash flows from financing activities:

Exercise of options to shares	5,079	1,055	7,185	4,683
Exercise of public warrants	—	5	—	5
Proceeds from Employee Share Purchase Plan, net	610	—	1,234	—
Net cash provided by financing activities	5,689	1,060	8,419	4,688

Net increase (decrease) in cash and cash equivalents	11,523	(31,605)	22,665	(51,914)
Net effect of Currency Translation on cash and cash equivalents	7	(2,429)	192	(2,374)
Cash and cash equivalents at beginning of period	98,972	125,719	87,645	145,973
Cash and cash equivalents at end of period	$110,502	$91,685	$110,502	$91,685

Supplemental cash flow information:
Income taxes paid	$4,902	$2,602	$8,527	$3,889
Non-cash activities:
Purchase of property and equipment	$—	$88	$—	$221

Cellebrite DI Ltd.

Reconciliation of GAAP to Non-GAAP Financial Information

(U.S Dollars in thousands, except share and per share data)

	For the three months ended		For the six months ended
	June 30,		June 30,
	2023	2022	2023	2022
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cost of revenues	$13,031	$13,098	$25,437	$24,081
Less:
Share based compensation	414	339	800	585
Acquisition related costs	14	—	27	—
Non-GAAP cost of revenues	$12,603	$12,759	$24,610	$23,496

	For the three months ended		For the six months ended
	June 30,		June 30,
	2023	2022	2023	2022
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Gross profit	$63,653	$49,475	$122,481	$100,877
Share based compensation	414	339	800	585
Acquisition related costs	14	—	27	—
Non-GAAP gross profit	$64,081	$49,814	$123,308	$101,462

	For the three months ended		For the six months ended
	June 30,		June 30,
	2023	2022	2023	2022
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating expenses	$59,030	$55,074	$117,722	$108,422
Less:
Issuance expenses	(345)	—	(345)	—
Share based compensation	4,186	3,266	8,257	5,878
Amortization of intangible assets	840	664	1,636	1,328
Acquisition related costs	(337)	394	(86)	1,452
Non-GAAP operating expenses	$54,686	$50,750	$108,260	$99,764

	For the three months ended		For the six months ended
	June 30,		June 30,
	2023	2022	2023	2022
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating income (loss)	$4,623	$(5,599)	$4,759	$(7,545)
Issuance expenses	(345)	—	(345)	—
Share based compensation	4,600	3,605	9,057	6,463
Amortization of intangible assets	840	664	1,636	1,328
Acquisition related costs	(323)	394	(59)	1,452
Non-GAAP operating income (loss)	$9,395	$(936)	$15,048	$1,698

Cellebrite DI Ltd.

Reconciliation of GAAP to Non-GAAP Financial Information

(U.S Dollars in thousands, except share and per share data)

	For the three months ended		For the six months ended
	June 30,		June 30,
	2023	2022	2023	2022
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net (loss) income	$(32,348)	$33,197	$(72,953)	$88,635
Issuance expenses	(345)	—	(345)	—
One time tax income	—	—	—	(1,825)
Share based compensation	4,600	3,605	9,057	6,463
Amortization of intangible assets	840	664	1,636	1,328
Acquisition related costs	(323)	394	(59)	1,452
Tax expense (income)	131	506	1,325	81
Finance expense (income) from financial derivatives	38,160	(38,391)	78,953	(94,739)
Non-GAAP net income (loss)	$10,715	$(25)	$17,614	$1,395

Non-GAAP Earnings per share:
Basic	$0.05	$(0.0001)	$0.09	$0.01
Diluted	$0.05	$(0.0001)	$0.08	$0.01

Weighted average shares outstanding:
Basic	188,130,294	181,907,435	187,239,136	181,217,005
Diluted	199,704,722	192,133,157	199,820,166	194,355,966

	For the three months ended		For the six months ended
	June 30,		June 30,
	2023	2022	2023	2022
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net (loss) income	$(32,348)	$33,197	$(72,953)	$88,635
Issuance expenses	(345)	—	(345)	—
Financial expense (income), net	36,051	(38,466)	74,826	(94,866)
Tax expense (income)	920	(330)	2,886	(1,314)
Share based compensation	4,600	3,605	9,057	6,463
Amortization of intangible assets	840	664	1,636	1,328
Acquisition related costs	(323)	394	(59)	1,452
Depreciation expenses	1,729	1,593	3,380	3,041
Adjusted EBITDA	$11,124	$657	$18,428	$4,739